Exhibit 99.1

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of United States (U.S.) dollars)

First quarter ended March 31, 2015

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in thousands of U.S. dollars)

	March 31, 2015 $	December 31 2014 $
Assets
Current assets
Cash and cash equivalents	19,042	22,706
Short term investment (note 4)	9,999	9,998
Accounts receivable	114	92
Prepaid expenses	414	755

	29,569	33,551
Non-current assets
Property and equipment	51	52
Acquired intellectual property and other intangible assets	18,102	18,489
Prepaid deposits	286	286

Total assets	48,008	52,378

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	2,025	2,464
Current portion of deferred revenue	217	217
Provision for restructuring costs	155	155

	2,397	2,836
Non-current liabilities
Deferred revenue	792	847
Provision for restructuring costs	77	116
Contingent consideration (note 5)	3,657	3,473
Derivative warrant liability (note 6)	13,526	11,235

	20,449	18,507

Shareholders’ equity
Share capital
Common shares (note 7)	260,926	259,712
Warrants (note 7)	1,662	1,804
Contributed surplus	13,523	12,306
Accumulated other comprehensive loss	(805)	(805)
Deficit	(247,747)	(239,146)

Total shareholders’ equity	27,559	33,871

Total liabilities and shareholders’ equity	48,008	52,378

Subsequent events (note 13)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

For the three month periods ended March 31, 2015 and 2014

(Expressed in thousands of U.S. dollars, except per share data)

	March 31, 2015 $	March 31, 2014 $ (restated-note 2)
Revenue
Licensing revenue	30	30
Research and development revenue	25	25
Contract services	7	12

	62	67

Expenses
Research and development	3,330	1,040
Corporate, administration and business development	1,905	2,373
Amortization of acquired intellectual property and other intangible assets	392	359
Amortization of property and equipment	6	10
Contract services	5	8
Other expense (note 8)	3,025	483
Restructuring costs	—	569

	8,663	4,842

Net loss for the period	(8,601)	(4,775)

Other comprehensive loss
Item that will not be reclassified subsequently to loss
Translation adjustment	—	(605)

Comprehensive loss for the period	(8,601)	(5,380)

Net loss per share (note 9)
Basic and diluted net loss per common share	(0.27)	(0.22)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

For the three month periods ended March 31, 2015 and 2014

(Expressed in thousands of U.S. dollars)

	Common Shares $	Warrants $	Contributed surplus $	Accumulated Other Comprehensive Loss $	Deficit $	Shareholders’ Equity $
Balance – January 1, 2015	259,712	1,804	12,306	(805)	(239,146)	33,871
Exercise of warrants (note 7)	427	(142)	—	—	—	285
Exercise of cashless warrants	636					636
Exercise of stock options (note 7)	151	—	(67)	—	—	84
Stock-based compensation	—	—	1,284	—	—	1,284
Net loss for the period	—	—	—	—	(8,601)	(8,601)

Balance – March 31, 2015	260,926	1,662	13,523	(805)	(247,747)	27,559

Balance – January 1, 2014	220,908	2,256	10,074	(200)	(219,725)	13,313
Comprehensive loss for the period	—	—	—	(605)	—	(605)
Issue of units (note 7)	40,059	—	—	—	—	40,059
Share issue costs (note 7)	(2,844)	—	—	—	—	(2,844)
Exercise of warrants (note 7)	179	(49)	—	—	—	130
Stock-based compensation	—	—	1,298	—	—	1,298
Net loss for the period	—	—	—	—	(4,775)	(4,775)

Balance – March 31, 2014	258,302	2,207	11,372	(805)	(224,500)	46,576

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Cash Flow

(Unaudited)

For the three month periods ended March 31, 2015 and 2014

(Expressed in thousands of U.S. dollars)

	March 31, 2015 $	March 31, 2014 $ (restated-note 2)
Cash flow provided by (used in)
Operating activities
Net loss for the period	(8,601)	(4,775)
Adjustments for:
Amortization of deferred revenue	(55)	(55)
Amortization of property and equipment	6	10
Amortization of acquired intellectual property and other intangible assets	392	359
Revaluation of contingent consideration	184	533
Loss (gain) on derivative warrant liability	2,927	(1,062)
Stock-based compensation	1,284	1,298
Change in provision for restructuring costs	(39)	—
Share issue costs allocated to derivative warrant liability	—	646
Share issue costs allocated to warrant liability	—	203
Gain on disposal of property and equipment	—	(1)

	(3,902)	(2,844)
Net change in other operating assets and liabilities (note 11)	(120)	(2,510)

Net cash used in operating activities	(4,022)	(5,354)

Investing activities
Increase in short-term investment	(1)	—
Purchase of equipment	(5)	—
Proceeds on disposal of property and equipment	—	1
Capitalized patent costs	(5)	(1)

Net cash used in investing activities	(11)	—

Financing activities
Proceeds from exercise of warrants	285	130
Proceeds from exercise of stock options	84	—
Proceeds from issuance of units	—	52,000
Share issue costs related to issuance of units	—	(3,693)
Payment of financing milestone to ILJIN	—	(1,600)

Net cash generated from financing activities	369	46,837

Effect of exchange rate adjustment on cash and cash equivalents	—	(15)

Increase (decrease) in cash and cash equivalents	(3,664)	41,468
Cash and cash equivalents – Beginning of period	22,706	1,821

Cash and cash equivalents – End of period	19,042	43,289

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2015 and 2014

(amounts in tabular columns expressed in thousands of U.S. dollars)

1.	Corporate information

Aurinia Pharmaceuticals Inc. or the “Company” is a clinical stage pharmaceutical company with its head office located at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8 where clinical, regulatory and business development functions of the Company are conducted. The Company has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta T5S 2H5 where the finance function is performed.

Aurinia Pharmaceuticals Inc. is organized pursuant to the Business Corporations Act (Alberta). The Company’s Common Shares are currently listed and traded on the NASDAQ Global Market (NASDAQ) under the symbol AUPH and on the Toronto Stock Exchange under the symbol AUP. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular lupus nephritis.

These interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Aurinia Pharma Corp., Aurinia Pharmaceuticals, Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

These interim condensed consolidated financial statements were authorized for issue by the audit committee of the Board of Directors on May 5, 2015.

2.	Revision of prior period comparatives for correction of accounting for warrants

As described in note 6, the Offering completed by the Company on February 14, 2014, resulted in the issuance of 4,729,843 warrants, exercisable for a period of five years from the date of issuance at an exercise price of $3.22 per warrant. The holders of the warrants may elect, in lieu of exercising the warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the warrants based on the number of warrants to be exercised multiplied by a five day weighted average market price less the exercise price, with the difference divided by the weighted average market price. If a warrant holder exercises this option, there will be variability in the number of shares issued per warrant.

A review of the application of IFRS to these previously issued warrants has resulted in a revision of prior period comparatives for restatement of our previous accounting for the warrants.

In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive loss at each period end. The derivative liability will ultimately be converted to the Company’s equity (common shares) when the warrants are exercised, or will be extinguished upon the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Company.

In the original accounting determination, the estimated fair value of the warrants was recorded in equity at $10,418,000, offset by an allocation of issuance costs of $739,000. At initial recognition the Company should have recorded the estimated fair value of the warrants as a derivative warrant liability at $9,107,000, with allocated issuance costs of $646,000 recognized as other expense. In addition, at March 31, 2014, based on the trading price of the Company’s shares at that time, the Company should have adjusted the estimated fair value of the derivative warrant liability to $8,045,000, resulting in a gain on revaluation of derivative warrant liability in “Other expense (income)” for the three months ended March 31, 2014 of $1,062,000. At June 30, 2014, based on the trading price of the Company’s shares at that time, the Company should have adjusted the estimated fair value of the derivative warrant liability to $15,062,000, resulting in a loss on revaluation of derivative warrant liability of $7,017,000 in “Other expense (income)” for the three months ended June 30, 2014. At September 30, 2014, based on the trading price of the Company’s shares at that time, the Company should have adjusted the estimated fair value of the derivative warrant liability to $9,794,000, resulting in a gain on revaluation of derivative warrant liability of $5,268,000 in “Other expense (income)” for the three months ended September 30, 2014.

There is no impact on cash from operating, financing or investing activities.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2015 and 2014

(amounts in tabular columns expressed in thousands of U.S. dollars)

The following table illustrates the impact of the correction for the relevant quarters:

Balance Sheet:

	As at March 31, 2014
	As previously reported $	Adjustment $	As revised $
Derivative warrant liability	—	8,045	8,045
Equity
Common shares	257,084	1,218	258,302
Warrants	11,886	(9,679)	2,207

	As at June 30, 2014
	As previously reported $	Adjustment $	As revised $
Derivative warrant liability	—	15,062	15,062
Equity
Common shares	257,131	1,218	258,349
Warrants	11,873	(9,679)	2,194

	As at September 30, 2014
	As previously reported $	Adjustment $	As revised $
Derivative warrant liability	—	9,794	9,794
Equity
Common shares	257,790	1,218	259,008
Warrants	11,691	(9,679)	2,012

Comprehensive loss:

	Three months ended March 31, 2014
	As previously reported $	Adjustment $	As revised $
Other income (expense)
Revaluation adjustment on derivative warrant liability	—	1,062	1,062
Share issue costs allocated to warrant liability	—	(646)	(646)
Comprehensive loss	(5,796)	416	(5,380)
Basic and diluted net loss per common share	(0.24)		(0.22)

	Three months ended June 30, 2014			Six months ended June 30, 2014
	As previously reported $	Adjustment $	As revised $	As previously reported $	Adjustment $	As revised $
Other income (expense)
Revaluation adjustment on derivative warrant liability	—	(7,017)	(7,017)	—	(5,955)	(5,955)
Share issue costs allocated to warrant liability	—	—	—	—	(646)	(646)
Comprehensive loss	(4,017)	(7,017)	(11,034)	(9,813)	(6,601)	(16,414)
Basic and diluted net loss per common share	(0.13)	(0.22)	(0.35)	(0.35)	(0.24)	(0.59)

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2015 and 2014

(amounts in tabular columns expressed in thousands of U.S. dollars)

	Three months ended September 30, 2014			Nine months ended September 30, 2014
	As previously reported $	Adjustment $	As revised $	As previously reported $	Adjustment $	As revised $
Other income (expense)
Revaluation adjustment on derivative warrant liability	—	5,268	5,268	—	(687)	(6,87)
Share issue costs allocated to warrant liability	—	—	—	—	(646)	(646)
Comprehensive income (loss)	(2,520)	5,268	2,748	(12,333)	(1,333)	(13,666)
Basic income (loss) per common share	(0.08)	0.17	0.09	(0.41)	(0.05)	(0.46)
Diluted income (loss) per common share	(0.08)	0.16	0.08	(0.41)	(0.05)	(0.46)

3.	Basis of presentation

These interim condensed consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including IAS 34, Interim Financial Reporting, and should be read in conjunction with the annual restated financial statements of the Company for the year ended December 31, 2014 which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”), authorized for issue on May 15, 2015.

4.	Short term investment

The short term investment, which is recorded at amortized cost is a HSBC Bank U.S. denominated discount note with a face value of $10,010,000 and a cost of $9,999,000. The note, which was purchased on February 4, 2015 is due August 4, 2015 and has an effective interest rate of 0.218%.

5.	Contingent consideration

The Company has recorded the fair value of contingent consideration payable to ILJIN Life Science Co., Ltd. (“ILJIN”) resulting from the Arrangement Agreement completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN.

Contingent consideration includes potential payments of up to $10,000,000 to be paid in five equal tranches according to the achievement of pre-defined clinical and marketing milestones.

The fair value of this portion of contingent consideration at March 31, 2015 was estimated to be $3,657,000 (December 31, 2014 - $3,473,000) and was determined by applying the income approach. The fair value estimates at March 31, 2015 were based on a discount rate of 10% and an assumed probability-adjusted payment range between 35% and 70%. This is a level 3 recurring fair value measurement. There was no change in the assumptions since December 31, 2014.

6.	Derivative warrant liability

On February 14, 2014, the Company completed a $52,000,000 private placement (the Offering). Under the terms of the Offering, the Company issued 18,919,404 units (the Units) at a subscription price per Unit of $2.7485, each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. The holders of the Warrants issued pursuant to the February 14, 2014 private placement may elect, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants based on the number of Warrants to be exercised multiplied by a five day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive loss at each period end. The derivative liability will ultimately be converted to the Company’s equity (common shares) when the Warrants are exercised, or will be extinguished upon the expiry of the outstanding Warrants, and will not result in the outlay of any cash by the Company.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2015 and 2014

(amounts in tabular columns expressed in thousands of U.S. dollars)

In the first quarter ended March 31, 2015, a holder of these Warrants elected this option and the Company issued 66,000 common shares upon the cashless exercise of 182,000 Warrants. These Warrants had a fair value of $636,000 at the date of exercise, determined using the Black-Scholes warrant pricing model. This amount has been transferred from derivative warrant liability to common shares.

At March 31, 2015 the Company recorded a derivative warrant liability at $13,526,000 (March 31, 2014 - $8,045,000) which resulted in a loss on revaluation of derivative warrant liability for the three months ended March 31, 2015 of $2,927,000 related to the 4,548,000 derivative liability warrants (March 31, 2014 - gain on revaluation of derivative warrant liability of $1,062,000).

The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term.

The Company uses the Black-Scholes option pricing model to estimate fair value. The following weighted average assumptions were used to estimate the fair value of the derivative warrant liability on March 31, 2015 and March 31, 2014:

	March 31, 2015	March 31, 2014
Annualized volatility	84%	85%
Risk-free interest rate	0.94%	1.67%
Expected life of warrants in years	3.87	4.87
Dividend rate	0.0%	0.0%
Market price	4.48	2.68
Fair value per Warrant	2.97	1.70

This is a Level 3 recurring fair value measurement. The key level 3 inputs used by management to determine the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10% this would increase the obligation by approximately $1,759,000 at March 31, 2015. If the market price were to decrease by a factor of 10% this would decrease the obligation by approximately $1,730,000. If the volatility were to increase by 10%, this would increase the obligation by approximately $751,000. If the volatility were to decrease by 10%, this would decrease the obligation by approximately $800,000 at March 31, 2015.

The following table presents the changes in the derivative warrant liability categorized as Level 3:

$
Balance at January 1, 2015	11,235
Conversion to equity (common shares) upon exercise of warrants	(636)
Loss on revaluation of derivative warrant liability	2,927

Balance at March 31, 2015	13,526

Balance at January 1, 2014	—
February 14, 2014 issuance of warrants	9,107
Gain on revaluation of derivative warrant liability	(1,062)

Balance at March 31, 2014	8,045

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2015 and 2014

(amounts in tabular columns expressed in thousands of U.S. dollars)

7.	Share Capital

(a)	Common shares

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

	Common Shares
Issued	# (in thousands)	$ (restated-note 2)
Balance at January 1, 2015	31,818	259,712
Issued pursuant to exercise of stock options	30	151
Issued pursuant to exercise of warrants	148	427
Issued pursuant to exercise of derivative liability warrants	66	636

Balance at March 31, 2015	32,062	260,926

Balance at January 1, 2014	12,375	220,908
Issued pursuant to February 14, 2014 Private Placement	18,919	40,059
Share issue costs related to Private placement	—	(2,844)
Issued pursuant to exercise of warrants	60	179

Balance at March 31, 2014	31,354	258,302

(b)	Warrants

	Warrants
Issued	# (in thousands)	$ (restated-note 2)
Balance at January 1, 2015	1,724	1,804
Warrants exercised	(148)	(142)

Balance at March 31, 2015	1,576	1,662

Balance at January 1, 2014	2,318	2,256
Warrants exercised	(60)	(49)

Balance at March 31, 2014	2,258	2,207

The Company issued 148,000 common shares upon the exercise of 148,000 warrants for proceeds of $285,000. These warrants had a Black-Scholes calculated fair value of $142,000. This amount was transferred from warrants to common shares as a result of the exercise of the warrants.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2015 and 2014

(amounts in tabular columns expressed in thousands of U.S. dollars)

Expiry date:	# (in thousands)	Weighted average exercise price $
Exercisable in CDN$
June 18 , 2015 (CDN$50.00)	8	39.45
September 20, 2016 (CDN$2.25 and CDN$2.50)	1,239	1.97
June 26, 2018 (CDN$2.25 and CDN$2.50)	315	1.97
December 31, 2018 (CDN$2.00)	14	1.58
Exercisable in US$
February 14, 2019	4,548	3.22

	6,124	2.95

(c)	Stock options and compensation expense

The maximum number of Common Shares issuable under the Stock Option Plan is equal to 10% of the issued and outstanding Common Shares at the time the Common Shares are reserved for issuance. As at March 31, 2015 there were 32,062,000 Common Shares of the Company issued and outstanding, resulting in a maximum of 3,206,000 stock options available for issuance under the Stock Option Plan. An aggregate total of 2,298,000 options are presently outstanding, representing 7.2% of the issued and outstanding Common Shares of the Company.

The Stock Option Plan requires the exercise price of each option to be determined by the Board of Directors and not to be less than the closing market price of the Company’s stock on the day immediately prior to the date of grant. Any options which expire may be re-granted. The Board approves the vesting criteria and periods at its discretion. The options issued under the plan are accounted for as equity-settled share-based payments.

A summary of the status of the Company’s stock option plan as of March 31, 2015 and 2014 and changes during the three month periods ended on those dates is presented below:

	March 31, 2015		March 31, 2014
	#	Weighted average exercise price In CDN$	#	Weighted average exercise price In CDN$
Outstanding – Beginning of period	1,376	3.68	276	4.52
Granted	960	4.25	1,192	3.19
Forfeited	(8)	4.25	—	—
Exercised	(30)	3.50	—	—

Outstanding – End of period	2,298	3.92	1,468	3.44

Options exercisable – End of period	1,111	3.78	667	3.58

On January 6, 2015, the Company granted 960,000 stock options to directors, officers and employees of the Company at a price of $3.59 (CDN$4.25) per common share. The options will vest periodically over a period of one year. The options are exercisable for a term of five years.

The Company recognized stock-based compensation expense of $1,284,000 (2014 – $1,298,000) with corresponding credits to contributed surplus. For the three months ended March 31, 2015, stock compensation expense has been allocated to research and development expense in the amount of $387,000 (2014 – $Nil), corporate administration expense in the amount of $897,000 (2014 – $1,045,000) and restructuring costs in the amount of $Nil (2014-$253,000).

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2015 and 2014

(amounts in tabular columns expressed in thousands of U.S. dollars)

The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted to employees, officers and directors.

The following weighted average assumptions were used to estimate the fair value of the options granted during the three month periods ended March 31, 2015 and 2014:

	March 31, 2015	March 31, 2014
Expected volatility	85%	85%
Risk-free interest rate	1.09	1.74
Expected life of options in years	3.9	7.1
Estimated forfeiture rate	12.2%	11.9%
Dividend rate	0.0%	0.0%
Exercise price	3.59	3.19
Market price on date of grant	3.59	3.19
Fair value per common share option	2.19	2.39

The Company considers historical volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behaviour.

Determining the fair value of stock options on grant date, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s reported operating results, liabilities or other components of shareholders’ equity. The key assumption used by management is the stock price volatility. If the stock price volatility was higher by a factor of 10% on the option grant date in 2015 this would have increased the stock compensation expense for the first quarter ended March 31, 2015 by approximately $94,000. If the stock price volatility was lower by a factor of 10% on grant date this would have decreased the total stock compensation expense for the quarter by approximately $101,000.

8.	Other expense

Other expense (income), net composed of

	March 31,	March 31,
	2015	2014
	$	$
		(restated-note2)
Finance income
Interest income on short-term bank deposits	(16)	(10)

Finance costs
Interest on drug supply loan	—	30

Other
Revaluation adjustment on contingent consideration (note 4)	184	533
Loss on revaluation of derivative warrant liability (note 5)	2,927	(1,062)
Foreign exchange loss (gain)	(70)	144
Share issue costs allocated to derivative warrant liability (note 5)	—	646
Share issue costs allocated to warrant liability	—	203
Gain on disposal of equipment	—	(1)

	3,041	463

	3,025	483

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2015 and 2014

(amounts in tabular columns expressed in thousands of U.S. dollars)

9.	Net loss per common share

Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. In determining diluted net loss per common share, the weighted average number of common shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of common shares for the three months ended March 31, 2015 exceeds the exercise price. Common shares that could potentially dilute basic net loss per common share in the future that could be issued from the exercise of outstanding stock options and warrants were not included in the computation of the diluted loss per common share for the three months ended March 31, 2015 and March 31, 2014 because to do so would be anti-dilutive

The numerator and denominator used in the calculation of historical basic and diluted net loss amounts per common share are as follows:

	March 31, 2015 $	March 31, 2014 $
		(restated-note 2)
Net loss for the period	(8,601)	(4,775)

	#	#
	(in thousands)	(in thousands)
Weighted average common shares outstanding	31,859	21,848

	$	$
Loss per common share (expressed in $ per share)	(0.27)	(0.22)

The outstanding number and type of securities that would potentially dilute basic loss per common share in the future and which were not included in the computation of diluted loss per share, because to do so would have reduced the loss per common share (anti-dilutive) for the years presented, are as follows:

	March 31, 2015 #	March 31, 2014 #
	(in thousands)	(in thousands)
Stock options	2,298	1,468
Warrants (derivative liability)	4,548	4,730
Warrants (equity)	1,576	2,258

	8,422	8,456

10.	Segment disclosures

The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements represent those of the single reporting unit. In addition, all of the Company’s long-lived assets are located in Canada.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2015 and 2014

(amounts in tabular columns expressed in thousands of U.S. dollars)

The following geographic area data reflects revenue based on customer location.

Geographic information

	March 31, 2015	March 31, 2014
	$	$
Revenue
Canada	32	37
China	30	30

	62	67

11.	Supplementary cash flow information

Net change in other operating assets and liabilities:

	March 31, 2015 $	March 31, 2014 $
Accounts receivable	(22)	1
Prepaid expenses and deposits	341	24
Accounts payable and accrued liabilities	(439)	(1,338)
Drug supply loan	—	(1,197)

	(120)	(2,510)

12.	Foreign exchange risk

The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk that variations in exchange rates between the United States dollar, which is the Company’s functional currency, and foreign currencies, primarily with the Canadian dollar, will affect the Company’s operating and financial results.

The following table presents the Company’s exposure to the CDN dollar:

	March 31, 2015 $	March 31, 2014 $
Cash and cash equivalents	268	300
Accounts receivable	54	58
Accounts payable and accrued liabilities	(420)	(1,275)

Net exposure	(98)	(917)

	Reporting date rate
	March 31, 2015 $	March 31, 2014 $
CDN$ - US$	0.789	0.904

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2015 and 2014

(amounts in tabular columns expressed in thousands of U.S. dollars)

Based on the Company’s foreign currency exposures noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the U.S. dollar would have decreased the net loss by $10,000 assuming that all other variables remained constant. An assumed 10 percent weakening of the U.S. dollar would have had an equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

13.	Subsequent events

Stock option grant

Pursuant to the Company’s existing stock option plan, on April 7, 2015 the Company granted 48,000 options to purchase common shares to new and existing employees of the Company at an exercise price of CDN$5.19 per common share.

Stock option and warrant exercise

Subsequent to March 31, 2015 the Company issued 200,000 common shares upon the exercise of 200,000 warrants for proceeds of CDN$500,000 and issued 5,000 common shares upon the exercise of 5,000 stock options for proceeds of CDN$17,500.